SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE l3D
              Under the Securities Exchange Act of l934
                         (Amendment No. 6)

                         EARL SCHEIB, INC.
                         (Name of Issuer)

                   Capital Stock, $1.00 par value
                   (Title of class of securities)

                             806398108
                          (CUSIP Number)

                      Michael P. Maloney, Esq.
             Vice President, General Counsel and Secretary
                        Orion Capital Corporation
                           600 Fifth Avenue
                     New York, New York  10020
                           (212) 332-8080
- -------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

Copies of all notices and communications should be sent to:

                         John J. McCann, Esq.
                   Donovan Leisure Newton & Irvine
                        30 Rockefeller Plaza
                      New York, New York l0112

                            August 8, 1996
- ----------------------------------------------------------------------------
(Date of event which requires filing of this statement)

If filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this statement and is filing this statement because of Rule l3d-l(b) (3) or (4), check the following:

Check the following box if a fee is being paid with this statement: []


                      (Continued on followng pages)

                            Page 1 of 9 Pages

CUSIP No.806398108
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1)  Names of Reporting Persons      (a)  Orion Capital Corporation
    S.S. or IRS Identification           IRS No. 95-6069054
    Nos. of Above Persons           (b)  The Connecticut Indemnity Company
                                         IRS No. 06-0303520
                                    (c)  Employee Benefits Insurance Company
                                         IRS No. 95-1613489
                                    (d)  EBI Indemnity Company
                                         IRS No. 06-1092819
                                    (e)  The Fire & Casualty Insurance Company
                                         of Connecticut
                                         IRS No. 06-0640218
                                    (f)  Security Insurance Company
                                         of Hartford
                                         IRS No. 06-0529570
                                    (g)  Security Reinsurance Company
                                         IRS No. 06-1008792

- ------------------------------------------------------------------------------
2)  Check the Appropriate Box if a      (a)  X
    Member of a Group                   (b)  X
    (See Instructions)                  (c)  X
                                        (d)  X
                                        (e)  X
                                        (f)  X
                                        (g)  X
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3)  SEC use Only
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4)  Source of Funds                     (a)  AF
    (See Instructions)                  (b)  WC
                                        (c)  WC
                                        (d)  WC
                                        (e)  WC
                                        (f)  WC
                                        (g)  WC
- ------------------------------------------------------------------------------
5)  Check if Disclosure of Legal
    Proceedings are Required
    Pursuant to Items 2(d) or 2(e)
- ------------------------------------------------------------------------------
6  Citizenship or Place of             (a)  Delaware
   Organization                        (b)  Connecticut
                                       (c)  Connecticut
                                       (d)  Connecticut
                                       (e)  Connecticut
                                       (f)  Connecticut
                                       (g)  Connecticut
- ------------------------------------------------------------------------------
               (7)  Sole Voting
Number              Power                    330,300
of Shares      (8)  Shared Voting
Beneficially        Power
Owned by       (9)  Sole Dispositive         330,300
Each Reporting      Power
Person With   (10)  Shared Dispositive
                    Power
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                                       - 2 -

11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person          330,300

12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares
     (See instructions)
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13)  Percent of Class Represented
     by Amount in Row (11)                   7.2%
- ------------------------------------------------------------------------------
14)  Type of Reporting Person             (a) CO, HC
     (See Instructions)                   (b) CO, IC
                                          (c) CO, IC
                                          (d) CO, IC
                                          (e) CO, IC
                                          (f) CO, IC
                                          (g) CO, IC

Item 1.  Security and Issuer.
         -------------------

     This statement relates to the Capital Stock, $1.00 par value
(the "Capital Stock"), of Earl Scheib, Inc. ("Scheib"). The principal executive offices of Scheib are located at 8737 Wilshire Boulevard, Beverly Hills, California 90211-2795.

Item 2.  Identity and Background.
         ------------------------

     This statement is filed by Orion Capital Corporation ("Orion"), a Delaware corporation with its principal executive offices at 600 Fifth Avenue, New York, New York 10020 and six of its wholly-owned subsidiaries, each of which is a corporation organized under the laws of the State of Connecticut: The Connecticut Indemnity Company ("CI"); Employee Benefits Insurance Company ("EBIC"); EBI Indemnity Company ("EIC"); The Fire & Casualty Insurance Company of Connecticut ("F&C"); Security Insurance Company of Hartford ("SICH"); and Security Reinsurance Company ("SRC"). The principal offices of CI, EBIC, EIC, F&C, SICH and SRC are located at 9 Farm Springs Drive, Farmington, Connecticut 06032. Orion owns, directly or indirectly, all of the outstanding capital stock of each of CI, EBIC, EIC, F&C, SICH and SRC (collectively, the "Subsidiaries"). The Subsidiaries underwrite and sell most types of property and casualty insurance with an emphasis on commercial insurance in specialized markets, particularly workers compensation and architect and engineer professional liability.
     This statement amends Items 2 and 5 of the Schedule 13D dated February 6, 1989, as amended by Amendment No. 1 dated July 7, 1989, by Amendment No. 2 dated September 26, 1989, by Amendment No. 3 dated

January 11, 1990, by Amendment No. 4 dated May 17, 1991 and by
Amendment No. 5 dated May 13, 1996, each filed with the Commission by Orion and certain of its subsidiaries, by revising such items in accordance with the information contained herein.

Item 5.  Interest in Securities of Issuer.
         ---------------------------------

          According to Scheib's Annual Report on Form 10-K for the fiscal year ended April 30, 1996, there were 4,568,228 shares of Scheib Capital Stock outstanding as of July 22, 1996. The Subsidiaries own 330,300 shares in the aggregate or approximately 7.2% of the Scheib Capital Stock. Orion may continue to be deemed to be the beneficial owner of all shares of Scheib Capital Stock owned by the Subsidiaries. Of the 330,300 shares, CI owns 19,200 shares, EBIC owns 33,600 shares, EIC owns 48,000 shares, F&C owns 62,900 shares, SICH owns 136,600 shares and SRC owns 30,000 shares. Since June 10, 1996, the Subsidiaries sold a total of 60,100 shares on the dates and at the prices set forth in Appendix A hereto. All of the shares sold were sold in open market transactions on the American Stock Exchange.
     Each of the Subsidiaries has sole power to vote and dispose of its shares of Scheib Capital Stock; decisions with respect to acquisitions, voting and dispositions are made by the respective Investment Committees of each of the Subsidiaries, a majority of whose members are executive officers and/or directors of Orion. Orion's direct or indirect voting control of the Subsidiaries enables Orion ultimately to direct the acquisition, voting and disposition of shares of Scheib Capital Stock held by the Subsidiaries.
                              - 5 -

     Except as set forth above, or to the extent that the executive officers and directors of Orion and the Subsidiaries may be deemed to "beneficially own" shares of Scheib Capital Stock by reason of their voting power or investment power with respect to the shares owned by the Subsidiaries, no executive officer or director of Orion or the Subsidiaries beneficially owns, or has the right to acquire, directly or indirectly, any shares of Scheib Capital Stock or has effected any transaction in shares of Scheib Capital Stock since June 10, 1996.




































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
                            Signatures
                            -----------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               ORION CAPITAL CORPORATION

                               By /s/ Raymond J. Schuyler
                                  ------------------------
                                      Raymond J. Schuyler
                                   Vice President and
                                   Chief Investment Officer


                               THE CONNECTICUT INDEMNITY COMPANY

                               EMPLOYEE BENEFITS INSURANCE COMPANY

                               EBI INDEMNITY COMPANY

                               THE FIRE & CASUALTY INSURANCE COMPANY
                               OF CONNECTICUT

                               SECURITY INSURANCE COMPANY OF HARTFORD

                               SECURITY REINSURANCE COMPANY


                               By /s/ Raymond J. Schuyler
                                  ---------------------------
                                      Raymond J. Schuyler
                                      Senior Vice President -- Investments


Date:  August 13, 1996

                         APPENDICES

APPENDIX                                          PAGE

  A            List of Sales of Scheib Capital     9
               Stock

                                   APPENDIX A

                        Sales of Earl Scheib Capital Stock


                                      Number         Price per Share
Date                Company           of Shares      (net of commission)
- ----                -------           ---------      -------------------
6/12/96             CI                1,500              $7.835
6/13/96             CI                1,400               7.835
6/14/96             CI                1,800               7.835
6/17/96             CI                  200               7.835

8/06/96             SICH              5,900               7.585
8/07/96             SICH              4,100               7.585
8/07/96             SICH              5,000               7.71
8/08/96             SICH              5,200               7.835
8/08/96             SICH              5,000               7.71
8/09/96             SICH                700               7.96
8/12/96             SICH              4,300               7.96

8/12/96             EBIC             25,000               7.95






























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